United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-14633

Damson/Birtcher Realty Income Fund-II, Limited Partnership

(Exact name of registrant as specified in its charter)

27611 La Paz Road, P.O. Box 30009, Laguna Niguel, California 92607-0009

(Address, including zip code, of registrant’s
principal executive offices)

(949) 643-7700

(Registrant’s telephone number, including area code)

Units of Limited Partner Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero

SIGNATURES

DAMSON/BIRTCHER REALTY INCOME FUND-II, LIMITED PARTNERSHIP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DAMSON/BIRTCHER REALTY INCOME FUND-II, LIMITED PARTNERSHIP

By:	BIRTCHER/LIQUIDITY PROPERTIES (General Partner)	By:	BIRTCHER INVESTORS, a California limited partnership

By:	BIRTCHER INVESTMENTS, a California general partnership, General Partner of Birtcher Investors

	By:	BIRTCHER LIMITED, a California limited partnership, General Partner of Birtcher Investments

		By:	BREICORP, a California corporation, formerly known as Birtcher Real Estate Inc., General Partner of Birtcher Limited

Date: September 26, 2002			By:	/s/ Robert M. Anderson

Robert M. Anderson Executive Director BREICORP

By:	LF Special Fund I, L.P., a California limited partnership

By:	Liquidity Fund Asset Management, Inc., a California corporation, General Partner of LF Special Fund I, L.P.

Date: September 26, 2002	By:	/s/ Brent R. Donaldson

Brent R. Donaldson President Liquidity Fund Asset Management, Inc.